                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: MARCH, 2005

                           NORSKE SKOG CANADA LIMITED
                              (Name of registrant)

                     16TH FLOOR, 250 HOWE STREET, VANCOUVER
                        BRITISH COLUMBIA, CANADA, V6C 3R8
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F [ ]                         Form 40-F [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes [ ]                               No [X]

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

           82- [ ]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NORSKE SKOG CANADA LIMITED

                                             By:    /s/ Valerie Seager
                                                    ----------------------------
                                             Name:  Valerie Seager
                                             Title: Corporate Secretary

Date: March 23, 2005

                                  EXHIBIT INDEX

Exhibit       Description of Exhibit
-------       ----------------------

1             Accountability Report

                                    EXHIBIT 1

                                                                       EXHIBIT 1

[PICTURE]

NorskeCanada 2004 Accountability Report

                                  NorskeCanada

                                 Real Measures
                                     [2004]
                             Accountability Report

Table of Contents

About this report                                       1
President's message                                     2
About NorskeCanada                                      4
Getting involved in our communities                     8
Building an excellent workplace                        16
Serving customers effectively                          20
Caring for the natural environment                     24
Glossary                                               46
Contacts                                               49

About this report

Unless otherwise stated, the information contained in this report covers the period Jan. 1, 2003 to Dec. 31, 2004, and pertains to NorskeCanada's operations in British Columbia, Canada and sales worldwide.

      This report reflects the incremental process of continuous improvement in accountability reporting that began with NorskeCanada's 2003 accountability report. As global standards for social reporting are in the early stages of development, this report was prepared using a number of guiding influences, including the Global Reporting Initiative, other emerging reporting standards and stakeholder feedback.

      For more information about NorskeCanada's economic, social and environmental performance, refer to the company's annual report or website, www.norskecanada.com.

                      Reduced greenhouse gas emissions by
                       67% since 1990, exceeding Canada's
                           Kyoto Protocol commitment.

                               Introduced two new
                          specialty paper products --

                                Electrastar(TM)
                                Electraprime(TM)

                                Improved safety
                            dramatically since 2001:

                               Lost-time injuries

                                  [ARROW] 56%

                               Medical incidents

                                  [ARROW] 35%

                                 Introduced an
                             independently verified
                            chain of custody system
                              for Port Alberni and
                              Powell River mills.

                              Direct GHGs (tonnes)
                               [1990, 2001 - 2004]

                                  [LINE GRAPH]

1990          1,380,131
2001            812,120
2002            590,922
2003            570,418
2004            458,804

This report, along with NorskeCanada's companion annual report, quantifies progress toward our corporate social responsibility vision and goals. It presents key measures of the company's social, economic and environmental performance. Sharing publicly our challenges and successes stimulates us to work even harder for improvement.

                         Established community advisory
                        forums for Crofton and Elk Falls
                        Divisions,joining those already
                           in place for Port Alberni
                               and Powell River.

                                      [I]

President's Message

NorskeCanada's 2004 accountability report, Real Measures, begins to quantify the company's meaningful progress toward its corporate social responsibility vision and goals.

      In our first report, What's Right, published in 2003, we described in broad strokes the bedrock values that anchor our company. One of those values is our belief that words without action have no value. Similarly, unfulfilled commitments or non-specific promises that are so broad that they have no real purpose only serve to confirm a skeptical view that corporate social responsibility is merely public relations wizardry.

      In this report we endeavour to take our accountability disclosure to the next level. We've attempted to apply measurements and benchmarks that are consistent with those generated by the sustainability movement and with various North American and European independent reporting initiatives.

      Our overall performance in 2004 was on balance very good. The positive highlights include continued reductions in air and water emissions, improved conservation of key resources including fibre, electricity, water and chemicals, closer relationships with our communities and improved financial results.

      We took a leadership role in the North American paper industry to raise the sustainability bar through the development of a new, independent chain of custody system that helps customers validate claims about certified fibre content in our paper. And we continued to be leaders in the development of lighter basis weight paper grades that offer inherent conservation benefits.

      We made mistakes as well. Most notably, we learned that sound environmental science and regulatory process is not a substitute for open communication and dialogue with the community. This oversight caused much anger, frustration and distrust with some neighbours of our Crofton mill when we announced a proposal to burn alternative fuels in the mill's boilers to improve the efficiency of combustion. In our mind, the project had both economic and environmental benefits but the process of community engagement was flawed. The lessons learned, however, made us a better company. As a direct result, we have established community advisory forums in the four communities where our operations are a major presence to help improve the dialogue with our closest neighbours.

      In the pages that follow, there will be other contrasts between excellent and weak performance. We hope it will give our stakeholders a transparent and candid view that improves their appreciation of the company. We will continue to rely on a number of relationships that we trust to bring independent perspective to the complex social, ethical, environmental and commercial issues that often intersect in the course of our business. We are fortunate to count among our closest advisers leading-edge organizations such as Canadian Business for Social Responsibility, The Climate Group, Metafore and World Wildlife Fund. Like good friends, these institutions help us celebrate our progress and confront us with our failures.

      Our vision of corporate social responsibility remains straightforward: we commit to continual improvement in all areas that we can control; we lead by example; we are accountable for everything we do; we don't excuse poor performance simply because it is a norm in some quarters; we willingly engage with friends and critics alike to discuss and resolve issues; and most importantly, we watch, listen and learn from other leaders.

/s/ Russell J. Horner

Russell J. Horner
President and Chief Executive Officer

[PICTURE]

                 NorskeCanada president and CEO Russ Horner and
            British Prime Minister Tony Blair at The Climate Group's
                         launch in London, April 2004.

                                      [2]

                                 Real Measures

                                     About

                                  NorskeCanada

                                Getting involved

                               in our communities

                                  Building an

                              excellent workplace

                               Serving customers

                                  effectively

                             Caring for the natural

                                  environment

[PICTURE]

[PICTURE]

                                      About
                                  NorskeCanada

Company overview

NorskeCanada is a widely held, independent Canadian public company. The company is a leading groundwood and newsprint manufacturer, annually producing 2.5 million tonnes of paper and pulp products.

The company's 3,800 employees work in southwestern British Columbia in a head office and five divisions, including four paper mills and the largest paper recycling facility in Western Canada.

The company's products are used by commercial printers and publishers around the world to print magazines, catalogues, flyers and inserts, telephone directories and newspapers. We also manufacture products used in packaging and market pulp used by other companies to make tissue, towelling and fine paper products.

Vision and values

NorskeCanada's vision is to be the market-leading printing papers company - well regarded by customers, investors, employees and community neighbours for its performance, actions and deeds.

      The company is guided in this pursuit by a foundation of enduring values. These values - posted on the company website - are simple, common-sense statements, a yardstick to measure actions and progress.

      Perhaps most important is the belief that words without action are a waste of time. Values mean nothing if they are not apparent in the way the company and its employees conduct themselves day-to-day and person-to-person.

Working with stakeholders

As a resource-based company, NorskeCanada's stakeholders are many and varied. We identify them broadly as those whose actions and interests intersect with ours - customers, employees, investors, communities, environmental groups and more.

      The key to building respectful, mutually rewarding relationships with each of these groups is communication. This begins with listening carefully to other points of view and incorporating stakeholder input in day-to-day business and long-range plans.

      This report includes highlights of the company's work with many of its stakeholders - both positive and in areas where there is room to improve. Information for and about investors is contained in our annual report.

Working with suppliers

NorskeCanada relies on some 4,000 suppliers and spends about $1.3 billion annually on wood fibre, electricity, oil and natural gas, chemicals, machinery, transportation and other business necessities. Most of these suppliers are based in Canada and the United States, but the company also works with suppliers in Norway, Finland, Thailand and other countries.

      The company has a formal supplier policy for energy purchases and follows a set of well-established processes and practices in dealings with all suppliers. All transactions are

                                      [6]

[PICTURE]

                               NorskeCanada spends
                          $1.3 billion annually buying
                          materials and services from
                                4,000 suppliers.

guided by our Code of Corporate Ethics and Behaviour.

      Safety and care for the environment are key concerns. The company expects suppliers to meet its requirements and share its commitment in these areas. While cost, service and quality are important criteria in selecting suppliers, we also value long-term, stable relationships.

Governance, ethics, and legal responsibilities

Good governance is the foundation of an ethical, responsible company, and a principle NorskeCanada embraces.

      Good governance stems from our core values - integrity, openness, social responsibility and a commitment to results. Governance is not a burden, it is a means to operate effectively and communicate openly with investors, regulators and other interested parties. In doing so, we create a culture of transparency and candour where good governance is seen as normal, necessary and wise.

      NorskeCanada's Code of Corporate Ethics and Behaviour sets out the standards that apply to the performance of each person's duties. The code is designed to ensure all affairs are conducted fairly, honestly and in strict compliance with legal obligations. Areas the code covers include:

--    recording transactions

--    bribery

--    giving and receiving gifts

--    political contributions

--    conflict of interest

--    competition laws

--    disclosure to shareholders and regulators

      Last updated in January 2005, the code applies to all directors, officers and employees. Officers and managers are required to review and sign their acceptance of the code annually.

      In addition to the Code of Corporate Ethics and Behaviour, employees may confidentially and anonymously report questionable accounting matters to the board of directors' audit committee. The company takes no action against employees who use this procedure.

      Information on governance and NorskeCanada's board of directors is available in our annual report, in our management proxy circular (which can be found at www.sedar.com) and on our website.

                                      [7]

[PICTURE]

[PICTURE]

                              Getting involved in
                                our communities

                               2003/04 Highlights

Established community advisory forums for Crofton and Elk Falls divisions similar to existing committees at Port Alberni and Powell River divisions.

Began developing a commercial joint venture with the Sliammon First Nation Development Corporation and the Corporation of the District of Powell River.

Commissioned a study that showed the company carries an unsustainable property tax burden in its operating communities.

Real measures for communities

NorskeCanada calls British Columbia home, and is a major employer in Campbell River, the Cowichan Valley, Port Alberni and Powell River. We also have a presence in metropolitan Vancouver.

     Which measures matter most to these communities? Those of a good corporate neighbour - caring for the environment, investing in the community, supporting local charities, offering employment. All are important, and all begin with being involved and engaged.

Community advisory forums

To keep local concerns in mind, NorskeCanada has established community advisory forums in the areas that are home to its paper and pulp mills.

      Powell River and Port Alberni divisions had community advisory forums when they joined the company in 2001. In 2004 the company established similar advisory forums for Crofton and Elk Falls divisions.

      Each community advisory forum involves a cross-section of sectors - homeowners, businesses, environmental groups, employees, First Nations, health and local governments. The groups regularly discuss issues related to company operations, and offer input that we consider carefully.

      In 2004, community advisory forums helped determine the company's approach to several issues:

-- Elk Falls' forum helped select the environmental firm that will complete a human health air emissions study in 2005.

-- After a similar air emissions study was completed in Crofton, the local forum selected the company that conducted an independent peer review of the study.

-- The problem of sulphurous mill odours arose frequently during meetings of Powell River Division's forum. In 2004, mill neighbours and monitoring stations reported an improvement after the division began adding caustic soda to its waste-treatment system.

-- Members of Port Alberni's forum organized a seminar on The Natural Step, which guides communities toward environmental, social and economic sustainability.

                                     [10]

Total United Way Donations
       [2002-2004]

[LINE GRAPH]

2002        311,718
2003        330,633
2004        419,610

United way donations

             Employees($)     Corporate ($)     Total ($)
2002           160,218          151,500          311,718
2003           188,808          141,825          330,633
2004           275,000          144,610          419,610

Corporate donations

Many companies set benchmarks for corporate donations that are tied to a percentage of pre-tax income. Norske- Canada does not set such a target, believing it is important to give in both good and challenging times.

      Beyond donations made by the company, employees also raise thousands of dollars every year for a variety of causes.

Charitable giving

NorskeCanada supports many charitable causes, including the Vancouver Sun newspaper's Raise-a-Reader campaign for children's literacy and Computers for Schools, which helps students from kindergarten to Grade 12 access computer technology. Individual mills support local charities and donate surplus equipment to community groups.

      The company's largest regular contributions go to the United Way, a "big tent" organization that funds hundreds of needs and ensures donations stay close to home. Employee-run campaigns at all divisions-except Port Alberni, which has no local United Way-raise hundreds of thousands of dollars each year.

      Recognizing this dedication, the United Way gave the Vancouver office employee campaign team its Spirit Award in 2003, and in 2004 gave the Paper Recycling Division an excellence award for 10 years of fundraising.

Scholarships and education

Each year, the company offers $30,000 in scholarships to local students going on to university or college. Since 1996, our salespeople have raised US$115,000 in scholarship funds for graphic design students at California Polytechnic University through an annual customer golf tournament in memory of late salesperson Doc Stapleton.

      For schools, NorskeCanada has put $60,000 toward a $150,000 pledge made in 2001 to Vancouver Island's Malaspina University-College library and offers $60,000 grants for research and development at the University of British Columbia's Pulp and Paper Centre.

                                     [11]

Other charitable donations
       [2002-2004]

[LINE GRAPH]

2002        371.000
2003        257.000
2004        313.000

Other charitable donations

2002        $ 371,000
2003        $ 257,000
2004        $ 313,000

* Donation to Canadian and U.S. charities as reported for tax purpose does not include amounts donated to the united way.

A community of interests

Besides cities and towns, NorskeCanada belongs to a community of environmental, social policy and industry groups, including:

-- Metafore, a Portland, Oregon-based non-profit organization that promotes business practices and market-based solutions to advance forest conservation, protection and restoration.

-- World Wildlife Fund, the world's largest conservation organization; with NorskeCanada's support it has established a Pacific Region office in Vancouver.

-- Forest Products Association of Canada, the voice of Canada's wood, pulp and paper producers nationally and internationally; the association promotes Canada's leadership in trade and economic matters, sustainable forest management and environmental stewardship.

-- The Pulp and Paper Products Council, an alliance of product associations and a provider of market data and intelligence; NorskeCanada participates in the Newsprint Producers Association, the Market Pulp Association and the Printing and Writing Papers Association.

-- The B.C. Pulp and Paper Environment Forum, which includes all companies that operate pulp and paper facilities in the province and provides leadership in developing environmental solutions and standards.

-- Canadian Business for Social Responsibility, a non-profit organization dedicated to improving social, environmental and financial performance and the standards to which companies are held accountable.

-- The Climate Group, a non-profit organization of global leaders who have acted early to reduce greenhouse gas emissions.

-- The Pulp and Paper Research Institute of Canada, which works to enhance the technical competitiveness of member companies through research and educational activities.

                                     [12]

[PICTURE]

                                Norskecanada is
                           working to build enduring
                            partnerships with First
                             Nations and aboriginal
                                  neighbours.

Building aboriginal relationships

NorskeCanada's relationship with aboriginal leaders and communities is in a formative stage and is not guided by formal policies. Yet building these relationships is enriching and central to the company's identity and development.

      In Powell River, we are working with the Sliammon First Nation on two parallel paths-one focused on relationship building, the other on commerce.

      A cooperation protocol is helping define and nurture our mutual regard for culture, history and operations, and a shared desire to develop opportunities together. One opportunity is a three-way partnership with the Sliammon Development Corporation and the Corporation of the District of Powell River that revolves around the company's sale of 327 hectares (800 acres) of surplus property for redevelopment.

      Working with such unique partners to address distinct, yet complementary regional objectives we are learning a lot, including the importance of recognizing social factors early. Some steps are simple, such as ensuring aboriginal students are aware of opportunities in our summer student programs or providing support for local band projects.

      Other steps are more complex, such as working with the Hupacasath and Tseshaht First Nations on protecting the Somass River estuary or with the Cowichan Tribes on a water management plan for the Cowichan River system.

      In whatever appropriate way, we want to build enduring partnerships with First Nations and aboriginal neighbours that help to address unique community needs and opportunities.

Tackling tough issues

Addressing air quality concerns in Crofton

      In 2004, NorskeCanada was reminded that being a good neighbour starts with listening.

      Crofton Division applied in late 2003 to use alternative supplementary fuels in its power boiler on a trial basis. The boiler burns waste wood to create steam and power, and using

                                     [13]

Taxes paid in the last three years($)

                          2002            2003             2004
Crofton                 6,909,196       7,923,619       7,881,029
Elk Falls               8,338,018       8,431,384       8,361,532
Port Alberni            7,366,000       7,749,793       7,656,498
Powell River            7,685,800       6,836,159       6,526,669
Coquitlam(1)            1,183,712       1,204,766       1,256,146
Vancouver(2)            2,000,000       2,750,617         496,759
Property tax totals    33,482,726      34,896,338      32,178,633
Other taxes(3)         33,830,000      25,361,000      23,459,000

(1)   Figures include Paper Recycling Division, which was acquired in 2003.

(2) Estimated for 2002; 2004 figure reflects a rebate received after an appeal of 1996-1999 property taxes by NorskeCanada's head office landlord.

(3) Includes income taxes, large corporation capital taxes, provincial capital taxes and provincial sales tax supplementary fuels such as natural gas and oil creates better combustion. Fossil fuel alternatives such as tire-derived fuel, coal and old railway ties have been shown to reduce some emissions, reduce costs and create a hotter, cleaner burn.

      During public consultation, however, the mill learned some neighbours were not comfortable with these plans. And when a community rally against the proposed trial attracted an overflow crowd to the local community centre, the company realized it had lost touch with the community.

      Rather than forge ahead, the mill put its trial application on hold and launched a community engagement effort. It began by listening, holding independently facilitated focus groups and interviews with a cross-section of community members. Then, acting on the feedback, the company:

-- held information sessions, answered every question raised and posted the information shared on the company website

-- commissioned an independent baseline study of air quality and community health risk, had it reviewed by an independent company selected by the community and presented the results to employees and community representatives

-- formed a community advisory forum involving representatives from a cross-section of sectors

--    launched a new mill update feature in local newspapers

      The experience taught us that community engagement is not something to do in fits and starts - it has to be continuous and consistent.

Seeking electrical power solutions

NorskeCanada enjoys a good relationship with B.C. Hydro, the government-owned electric utility. As in all relationships, however, we don't always see issues the same way. Ensuring a stable source of electricity for Vancouver Island is a good example.

      Our three Vancouver Island mills all produce some of their own power, yet still consume 25 per cent of the electricity B.C. Hydro supplies to the Island. One-third of the power used on the Island is generated there; the rest is carried in on aging transmission lines from the mainland.

                                     [14]

Property and other taxes
       [2002-2004]

[LINE GRAPH]

Property                Other Taxes
2002    33,482,726      33,830,000
2003    34,896,338      25,361,000
2004    32,178,633      23,459,000

[PICTURE]

      To address potential power shortages, B.C. Hydro proposed a natural-gas-fired plant for the Island. Since the Island energy deliberation began in 2003, NorskeCanada has called for a blended solution that includes efficiency improvements, industrial demand-side management and new transmission. The company acknowledged the solution might include new, cost-effective power generation, but joined a broad cross-section of the Island community in resisting a mega-power plant as an expensive, long-term answer to a short-term problem.

      Over the past two years, through various regulatory proceedings, NorskeCanada has offered alternatives to show how its mills can help address electricity shortfalls until new transmission facilities are in place. Whatever the outcome, the company will continue to offer ideas on how, as the utility's single-largest Vancouver Island customer, the mills can be part of its long-term energy plan.

Our take on taxes

For the past two years, NorskeCanada has raised concerns about the unsustainable tax burden some British Columbia municipalities place on major industry.

      A 2003 study by University of Victoria professor emeritus Robert Bish showed that property tax rates are disproportionately high for major industry in many B.C. communities - companies like ours pay far less in almost all other parts of Canada and the U.S.

      Other studies, including a 2004 MMK Consulting study of North Vancouver property taxes, have shown that major industry pays a significant premium for every dollar of municipal service while residential taxpayers receive the same service at a discount.

      Tax parity affects the company's ability to compete and make capital reinvestments, and the issue is being raised regularly with municipal governments and more recently with the provincial government.

      Although Powell River council's 2003 decision to reduce the local mill's property taxes by $1 million over five years was heartening, a substantial across-the-board correction is needed. It's a difficult issue, yet a matter of sustainability

--    for B.C. communities and industry.

                                     [15]

[PICTURE]

[PICTURE]

Building an excellent workplace

                               2003/04 Highlights

Improved safety performance-medical incidents down 35 per cent, lost-time injuries down 56 per cent since 2001.

Expanded apprenticeship program that now involves 100 employees - the province's largest employer-based training program.

Cancelled the employee share purchase plan in late 2003 as part of a restraint package.

The NorskeCanada Way

NorskeCanada's 3,800 employees act as strategic partners to tackle challenges and improve the company's performance.

      Recognizing this, we strive to be a top employer by providing a work environment that is challenging, interesting, rewarding and safe, and by standing for values our employees can embrace as their own.

      We have a strong bias toward teamwork and a culture of involvement that brings together employees from all areas and levels of the business to define problems and develop solutions. The company has used this approach to improve safety results, product and service quality and bottom-line performance.

Safety, health and wellness

Safety is NorskeCanada's first priority - achievements mean nothing if an employee is hurt along the way.

      In recent years we have improved our safety performance dramatically, cutting the number of injuries that force an employee to miss work by more than half and reducing the number of incidents that require a doctor's help by more than 35 per cent. The company has suffered no fatalities since it acquired Pacifica Papers in 2001.

      This progress is impressive, but we have a long way to go before we reach our goal of world-class safety. Keeping all employees focused on improving safety performance is essential.

      Elements of the company's safety effort include regular safety talks with crews, joint union-management health and safety committees, return-to-work programs for injured workers and an emphasis on wellness.

Compensation and benefits

Employees receive competitive pay and extensive benefits.

      For salaried employees, compensation includes a base salary and variable pay in the form of short-term incentive awards based on individual and corporate performance, as well as a suite of flexible benefits. Compensation and benefits for unionized employees are specified in a collective agreement. The most recent agreement covers 2003-2008 and provides competitive wage increases.

      The company also offers career and succession planning, retirement planning resources, a computer purchase plan and fitness subsidies. All employees and their dependents have access at no cost to an employee and family assistance plan that offers help for personal matters. Until 2003, the company offered employees a subsidized share purchase plan. Though popular, the program was expensive and difficult to administer and was cut as part of a restraint package.

      NorskeCanada is an equal opportunity employer and meets its obligations under the B.C. Human Rights Code. We have policies that cover hours of work, employment equity, security and workplace violence and harassment.

Year           Workforce               Total paid
2002             4,141                $301 million
2003              3836                $303 million
2004              3806                $313 million

Does not include contractors or employees on long-term disability or maternity leave.

                                      [18]

Safety results for last four years
          [2001-2004]

[LINE GRAPH]

          MIR      LTI Freq
2001      5.34       2.71
2002      3.89       1.19
2003      3.28       1.31
2004      3.43       1.15

MI - Medical incidents (incidents requiring medical attention)

LTI - Lost-time injuries (requiring employees to miss work)

MIR - Medical incident rate, number of medical incidents per 200,000 hours worked

                 2001    2002   2003   2004
MI               193     140    123    125

LTI               98      43     49     42

MIR             5.34    3.89   3.28   3.43

MIR Target(1)      -    3.75   2.73   2.48

LTI Freq        2.71    1.19   1.31   1.15

LTI Target(1)      -    2.00   0.96   1.04

Severity         111      56     48     33

LTI Frequency - Lost-time injury frequency, number of lost-time injuries per 200,000 hours worked

Severity - Average number of days injuries caused employees to miss work

(1) Targets were not established for MIR and LTI frequency prior to 2002

Training and education

With 100 technical apprentices and an annual investment of $10 million in education and training, NorskeCanada provides one of the province's largest workplace training programs.

      Most of our trades and skills development is done through the B.C. Institute of Technology. The company is part of an industry committee that advises the provincial government on future approaches to apprenticeship training. Together with other industry sponsors, we have encouraged a regional focus on skilled trades development that recently resulted in Campbell River's North Island College introducing millwright apprenticeship training.

      The company also encourages employees to pursue educational opportunities. We established an internal leadership training program in 2004, and under our educational assistance policy reimburse employees for the cost of tuition and materials for courses approved by their supervisors.

      Beyond companywide programs, each division offers training and orientation. In 2004, the Canadian Society of Safety Engineering awarded Crofton for having the province's best training/orientation program for new workers.

Communicating effectively with labour unions

Much of NorskeCanada's success is due to a good relationship with its labour unions - the Communications, Energy and Paperworkers, the Pulp, Paper and Woodworkers of Canada and the Canadian Office and Professional Employees - which represent about three-quarters of the company's 3,800 employees.

      Union and management don't always see things the same way, and communication has been vital in helping us move beyond the adversarial approach that for years characterized labour relations in British Columbia.

      Union leaders attend the company's regular business reviews and each quarter company executives and senior mill managers meet with union leaders and representatives of their national offices. At these President's Council meetings, participants tackle the issues facing the company, from the economy to operating costs, competitive pressures and employment levels. We don't always reach solutions, but all parties gain a better appreciation of other points of view.

Measuring progress

Two years ago NorskeCanada introduced FAIR - a way to measure progress through the Focus, Accountability, Involvement and Response (FAIR) survey.

      Hourly and salaried employees complete this survey to provide feedback on their understanding of the organization, their personal and departmental goals, their responsibilities, how engaged they feel in the business and how they feel about the feedback, coaching and development they receive.

      In the past two years, companywide FAIR results have improved in every category. The results help identify areas where employees could be better informed and more involved.

                  2003              2004
Focus              72                78
Accountability     57                64
Involvement        53                60
Response           63                67
OVERALL            60                66

                                      [19]

[PICTURE]

[PICTURE]

                               Serving customers
                                  effectively

                               2003/04 Highlights

Awards from customers Wal-Mart, Verizon, Southwestern Bell Communications and Vertis.

Introduced two new uncoated groundwood paper products - Electrastar(TM) in 2003 and Electraprime(TM) in 2004.

Established an independently verified certified chain of custody system for Port Alberni and Powell River divisions.

Real measures for customers

Customers measure NorskeCanada on product and service quality; we measure their satisfaction as a signpost of our progress toward becoming their preferred supplier.

      Being the preferred supplier means working side by side with customers to build a strong relationship. Through our technical service teams, we meet regularly with customers to assess how well our products are serving them, offer advice on using our products and gather feedback we can use to improve our products and services.

Kudos from customers

Several customers honoured NorskeCanada with awards in 2003 and 2004:

-- Verizon Information Services, our largest directory paper customer, awarded us for excellent overall performance in its 2003 supplier quality program. Verizon praised our excellent product and service quality.

-- In 2004, Wal-Mart named our paper sales group, Norske Skog North America, its paper supplier of the year for the second year running. Wal-Mart cited the paper's trouble-free runnability, on-time delivery, sales contact and communication and competitive market pricing.

-- At the 2004 Southwestern Bell Communications Supplier Quality Alliance Awards, our second-largest customer presented us with its silver award.

-- In its 2004 supplier evaluation, commercial printer Vertis named us #1 for uncoated runnability and #2 for coated runnability.

Committed to innovation

Being the preferred supplier includes developing new paper products that meet and often anticipate evolving social, environmental and economic criteria.

      One example is our lighter basis-weight papers, which are produced using fewer raw materials and less energy. These papers offer many efficiencies, including lower postage costs and reduced transportation, handling and storage costs.

      In the last two years, NorskeCanada has focused on developing new uncoated groundwood grades:

-- Electraprime(TM), introduced in 2004, is a soft-calendered, high-brightness paper designed as an alternative to supercalendered grades used mainly for advertising flyers and inserts.

-- Electrastar(TM) introduced in 2003, is a super highbrightness grade for use in magazines and specialty newspapers.

                                      [22]

                      Total payments to external research
                         and development organizations
                                  [2002-2004]

[LINE GRAPH]

2002            2,365,958
2003            2,500,927
2004            2,545,696

* Does not include amounts spent on internal research and development.

                      Customer perception results for 2004
                Industry Low-Average-NorskeCanada-Industry High

[LINE GRAPH]

Coated          74%
                80%
                82%
                84%

Uncoated        76%
                80%
                79%
                83%

Newsprint       71%
                82%
                83%
                87%

Directory       79%
                82%
                82%
                85%

* Overall ratings of customer perception of quality and service compiled by MGT Infomation.

The company also conducts joint research and development with major suppliers and is a member of the Pulp and Paper Research Institute of Canada.

Improving product and service quality

When customer feedback and satisfaction surveys in 2003 suggested there was room for improvement in our product and service quality, the company acted.

      It began by gathering employees from every corner of the company - papermakers, transportation workers, fibre supply personnel, managers, executives and more - to review quality from many perspectives. Customers, salespeople and mill workers all offered what quality means to them and why it is important. The company looked at the quality challenges facing each of its products and each division. And after listening, it developed ways to approach and overcome these challenges.

      This work is making a difference. By the end of 2004, product complaints were down 35 per cent compared to the previous year.

Chain of custody certification

Where does the fibre used to manufacture NorskeCanada's products come from? It's a question customers and consumers are asking more often as the link between responsible purchasing and ecosystem health becomes clearer.

      We don't grow or harvest the wood fibre we use. Instead, we buy it from a large group of suppliers, and require them to provide evidence that the forests they harvest are managed responsibly. Usually this means they are registered with a major certification system - the Canadian Standards Association, the Forest Stewardship Council or the Sustainable Forestry Initiative.

      In 2004 we took the next step, working with professional services firm PricewaterhouseCoopers to establish an independently verified chain of custody system. The system, brought to market in a customer partnership with Office Depot in December 2004, verifies that select paper products made at Port Alberni and Powell River divisions contain 100 per cent fibre certified by any of the three major certification systems.

      With this system in place, customers - and the people who read their publications - can be assured the paper they are buying does not contain fibre from unknown, environmentally sensitive or socially conflicted sources.

      Customers are responding favourably, and we will expand the new system to other mills in 2005.

                                      [23]

[PICTURE]

[PICTURE]

                                 Caring for the
                              natural environment

[PICTURE]

                               2003/04 Highlights

Greenhouse gas emissions reduced 67 per cent since 1990, surpassing Canada's Kyoto target of a six per cent reduction by 2010.

Reduced year-over-year energy consumption by seven per cent and water consumption by three per cent in 2004.

ISO 14001 audits confirm all mills meet standards; Paper Recycling Division begins ISO 14001 process.

Environmental partnerships

NorskeCanada strives to work constructively with environmental interest groups. Together we will achieve better solutions to shared concerns.

-- The company's partnership with World Wildlife Fund Canada supports global forest conservation and responsible paper production. Key to this partnership is a project to assess and set performance targets for a range of factors that contribute to environmentally preferred paper - from forest conservation and climate change to resource efficiency, waste and chemical reductions.

-- The company is part of the Coast Forest Conservation Initiative, which brings environmental groups and the forest industry together to resolve forest management issues in the sensitive ecosystems of British Columbia's central and north coast.

-- In 2004 the company became a charter member of The Climate Group, a non-profit organization of global leaders who have acted early to reduce greenhouse gas emissions.

Policies and procedures

Environmental management

NorskeCanada's mills have environmental management systems (EMS) to identify and prioritize key environmental issues and ensure appropriate actions are taken. These systems include a guiding environmental policy, annual facility objectives and targets and a library of legal and other requirements.

      At the operational level, procedures and policies define management responsibility, employee training and awareness, communications, standard operating procedures, emergency preparedness and document control.

      At least two audits are conducted annually and the company records and follows up on any non-conformances. An independent auditor recertifies each site's EMS to the ISO 14001 standard annually. The Paper Recycling Division will pursue ISO 14001 certification in 2005.

                                      [27]

Compliance audits

In 2004, an independent expert audited each mill against applicable environmental legislation and engineering standards. The audits uncovered no new material issues and confirmed that the company is substantially compliant with its permits and legislation.

      The auditors recognized continued improvement in environmental performance and management as demonstrated by reductions in the number of major environmental findings and non-compliance events. Management is tracking the audit findings to ensure all deficiencies are addressed.

      Beyond scheduled compliance audits, other reviews ensure infrastructure is adequate for issues such as hazardous chemical releases, seismic integrity, site security and site contamination. Audit and review findings are documented and addressed under ISO 14001 to ensure they are managed appropriately.

Compliance performance

NorskeCanada has consistently improved its environmental performance since 2001 through strategic capital investments, implementing ISO 14001 environmental management systems and increasing employee awareness of safety and environmental expectations. The company investigates all permit non-compliances and takes preventive measures to avoid recurrence.

Crofton

The mill recorded its lowest environmental events count ever in 2004 with six minor environmental releases and one permit non-compliance. The improved performance is due to higher employee awareness and better facility infrastructure.

In May 2004, a black liquor spill into the mill's wastewater system exceeded the facility's treatment capacity, resulting in a one-day non-compliance for biochemical oxygen demand and toxicity. A full investigation was conducted and the results shared with regulators.

Elk Falls

The mill released effluent in March 2003 during a power outage that affected all of Vancouver Island. Operating procedures were modified to ensure mill self-generation systems remain online during power outages.

A precipitated calcium carbonate release in April 2003 prompted changes that will see future releases directed to the effluent treatment plant.

NorskeCanada non-compliances by emissions

         2001            2002                2003               2004
        -----       --------------      --------------     --------------
        Q3 Q4       Q1  Q2  Q3  Q4      Q1  Q2  Q3  Q4     Q1  Q2  Q3  Q4
Air      7  8            1   1   4               1          1   1

Water    4  8        3  10   4   1       6   6   1   7      2   4   2   1

                                      [28]

Paper Recycling

No air, water or solid waste non-compliances were recorded.

Port Alberni:

The mill reported 100 per cent compliance on all permits during 2003 and 2004.

The mill had one spill to the environment in April 2003. Contaminated storm water from a woodroom yard discharged to the Alberni Inlet during heavy rain that overwhelmed the sump pump. Environment Canada investigated, but no charges were laid. The collection system has been upgraded and expanded.

A minor leak of treated effluent from the mill's aeration lagoon to the Somass River occurred in February 2003. The leak was reported and promptly sealed with no environmental impact.

Powell River:

The mill experienced two, one-hour average opacity permit exceedances from its power boiler while burning high salt content waste wood. Operating procedures were amended and reviewed with operating personnel to prevent a reoccurrence.

The mill had one reportable spill when a 48-inch diameter underground primary clarifier inlet line failed in December 2003. The mill was shut down at the time. The failed section of the line was replaced.

The pH of two cooling water discharges was outside the permit range of 5.5 - 8.0 on 23 occasions in 2003/04. While most incidents were short, each incident was investigated and corrective actions completed. In September 2004 the division's effluent discharge permit was amended to increase the maximum allowable pH limit to 8.5 from 8.0 for these two outfalls.

One daphnia magna toxicity failure occurred at a cooling water outfall. All daphnia and trout toxicity tests following the failure were determined to be nontoxic.

The mill's sulphur burner sulphur dioxide concentration exceeded the maximum permit limit in 2004. After the cause was identified and corrected a retest indicated the concentration was within the permit limit.

The mill was in compliance with provincial permits except for five treated effluent pH incidents in March 2003. The mill was shut down for three days when an uncontrolled release of 50 per cent caustic occurred into the effluent treatment system.

Total key materials used by NorskeCanada

                                                                                        Percentage of
                                                                                    raw materials sourced
                                                                 Tonnes                  from wastes
Water                                                         197,664,537
Wood Chips and Pulping Logs                                     2,981,357                    66
Hog Fuel                                                          882,287                    19
Old Newspapers and Magazines                                      176,999                     4
Oxygen                                                            132,705
Precipitated Calcium Carbonate                                    103,613
Sodium Hydroxide                                                   55,306
Clay                                                               55,159
Sodium Chlorate                                                    33,704
Hydrogen Peroxide                                                  27,750
Sulphuric Acid                                                     26,386
Sulphur dioxide                                                    20,242

                                      [29]

NorskeCanada Reported Total NPRI Emissions

Substance                                     Quantity       2003      2002        2001
Carbon Monoxide                                 tonnes       3919      5019
Sulphur Dioxide                                 tonnes       3057      2598
Nitrogen Oxides                                 tonnes       2593      2975
Volatile Organic Compounds tonnes -total        tonnes       1618
Methanol                                        tonnes       1237       936         805
Total Particulate                               tonnes        892      1010
Hydrochloric Acid                               tonnes        869      1148        1005
PM10                                            tonnes        675       905
PM 2.5                                          tonnes        468       741
Phosphorus                                      tonnes        451
Nitrate Ion                                     tonnes        400       446         827
Manganese                                       tonnes        287       296         270
Ammonia                                         tonnes        219       201         288
Hydrogen Sulphide                               tonnes        118       168         179
Formaldehyde                                    tonnes         94
Zinc                                            tonnes         71        45          45
Acetaldehyde                                    tonnes         53        62          92
Dichloromethane                                 tonnes         30
Phenol                                          tonnes         23         6          62
Sulfuric Acid                                   tonnes         16        16          31
Methyl Ethyl Ketone                             tonnes         14
Chloromethane                                   tonnes         13        17          28
Chlorine Dioxide                                tonnes          6         6          47
Lead                                         kilograms       1951      1930
Arsenic                                      kilograms        706       510
Sum of PAH's (17)                            kilograms        495       334         555
Hexavalent Chromium Compounds                kilograms        459       793
Cadmium                                      kilograms        340       301
Mercury                                      kilograms         19        25          15
Hexachlorobenzene (HCB)                          grams        636       312         432
Dioxins & Furans                                 grams         59        87          96

Since 1994, Canadian industry has reported emissions of hundreds of substances to Environment Canada under the National Pollution Release Inventory (NPRI) program. The program's publicly accessible database (www.ec.gc.ca/pdb/npri) provides information on annual releases to air, water, land and disposal or recycling from all sectors - industrial, government, commercial and others.

      Emissions are based on actual measures or defensible estimates and are reported if levels are above specific thresholds. In the past 10 years, the number of substances required to be reported under NPRI has risen substantially, tripling the number of compounds NorskeCanada reports. NPRI reporting is completed each June for the preceding calendar year.

      NorskeCanada is working with the Forest Products Association of Canada and Environment Canada to find ways to improve the NPRI system so that it provides meaningful information but is not an unproductive administrative burden.

                                      [30]

The air we breathe

Air emissions

Over the past decade, NorskeCanada invested substantially to upgrade air emissions controls and infrastructure; today the company continues to improve the air quality near its mills. Advances in 2003/2004:

-- Elk Falls substantially reduced odour and fine particulate emissions by shutting down a power boiler, recovery boiler and lime kiln and upgrading another recovery unit.

-- Crofton reduced average ambient odour levels by 41 per cent in 2004 through increased odour incineration. The mill also installed real-time particulate analyzers on its lime kiln and recovery boilers to control particulate emissions and optimize combustion.

-- At Port Alberni, while air emissions remain at historically low levels, the mill paved parts of its site to relieve a community dust issue.

-- Powell River introduced a caustic addition system to reduce odour emissions from its primary clarifier. This improved air quality and reduced community complaints, but is an expensive solution. The mill is reviewing alternative control methods that could provide further improvement at lower cost.

Monitoring ambient air quality

All of the company's paper and pulp mills have monitoring stations that measure local air quality and help ensure they operate within permit levels set by the provincial government to protect human health and the environment.

      On average in 2004, ambient air quality met provincial standards 99.8 per cent of the time for respirable particulate and 98.4 per cent of the time for odourous sulphur compounds. Other initiatives:

-- An independent health risk assessment modeled air emissions of 70 substances from Crofton's mill and predicted their atmospheric concentrations in the nearby community. Health experts concluded that 65 of the emissions posed no health threat and five emissions required ambient testing to confirm they do not pose a threat. The mill is upgrading its ambient air stations to test for oxides of sulphur, oxides of nitrogen, hydrogen chloride, hydrogen sulphide and respirable particulate.

-- Port Alberni is working with a local committee that is looking at all sources that affect air quality in the Alberni Valley. The group is currently focused on monitoring fine particulate matter through a project supported by the Ministry of Water, Land and Air Protection.

-- Working with its community advisory forum, Elk Falls has commissioned a comprehensive study of its air emissions to identify any potential community health concerns.

Direct GHGs (tonnes)
[1990, 2001-2004]

     [LINE GRAPH]

1990        1,380,131

2001          812,120

2002          590,922

2003          570,418

2004          458,804

                                      [31]

Reducing greenhouse gases

NorskeCanada cut direct absolute emissions of greenhouse gases (GHG) by 67 per cent since 1990 - well beyond Canada's Kyoto Protocol commitment of a six per cent reduction of 1990 levels by 2010. The company is well positioned to meet future restrictions on GHG emissions that may be imposed by federal authorities under the Kyoto Protocol.

      Direct GHG emissions are due mostly to fossil fuel use in combustion equipment. Reductions are a result of mill modernization, using less GHG-intensive fuels, improved combustion efficiency of wood waste and better energy efficiency. Crofton, for example, reduced greenhouse gases by 17 per cent in 2004 by improving energy efficiency and burning more waste wood instead of fossil fuels.

Alternative fuels

NorskeCanada uses alternative fuels as one way to reduce the industry's historical dependence on fossil fuels. Supplementary fossil fuels improve waste wood combustion in boilers; studies show that using alternative supplementary fuels can improve boiler operation and reduce some emissions.

-- The Paper Recycling Division uses gas extracted from a local landfill to run its residual dryer and offset natural gas use.

-- Port Alberni has used tire-derived fuel since 1999. Tests in 2004 confirmed that doing so reduced dioxin formation and emissions.

-- Powell River successfully tested tire-derived fuel in 2003 and is now assessing supply issues.

-- Since 2002, Elk Falls has tested adding low-sulphur coal to improve combustion in its waste wood boiler. Given the resulting environmental improvements, the mill is considering an application to amend its air permit in 2005 to allow the permanent use of locally produced coal.

-- Crofton filed an application for an alternative fuels trial in 2003 but withdrew it so the mill could complete a baseline community health impacts study and establish a community engagement process.

Ozone-depleting substances

Some of NorskeCanada's operations still use air-conditioning and other equipment that uses hydrochlorofluorocarbon (HCFC)-containing chemicals. These ozone-depleting substances (ODS) are scheduled to be phased out by developed countries by 2020 in accordance with the Montreal Protocol.

      Certified personnel and contractors service and maintain these systems in accordance with federal and provincial regulations. We maintain inventories of ODS-containing equipment and have established training records for maintenance and repair personnel.

      Environmental audits regularly review each facility's regulatory compliance and management of ozone-depleting substances. The mills have procedures for reporting ODS releases that exceed regulatory limits.

   On average in 2004, ambient air quality met provincial standards 99.8% of the time for respirable particulate and 98.4% of the time for odorous sulphur compounds.

                                   [PICTURE]

                                      [32]

      Wherever feasible, we replace HCFCs with safer chemicals. In 2004, Crofton replaced seven older air conditioning units, while Elk Falls began a campaign to identify and replace all refrigeration units that use ozone-depleting substances following two refrigerant leaks.

Dioxin air emissions

British Columbia's coastal forest industry has traditionally transported logs in floating ocean booms. In the early 1990s, emissions from the power boilers that burn the waste wood byproducts of these logs were found to contain chlorinated dioxins and furans.

      In 1994, an independent review of airborne dioxin emissions at Elk Falls produced for Health Canada and Environment Canada concluded that the discharges are equivalent to 1/1000 of the acceptable daily intake for North Americans. Based on this estimate, the researchers concluded there is a low health risk for local populations.

      Despite this assessment, NorskeCanada's mills took a precautionary approach to reduce the emissions. The company took part in an eight-year study of the issue with the help of the Pulp and Paper Research Institute of Canada (PAPRICAN). The findings, submitted in 2003, detail two complex formation mechanisms. PAPRICAN also concluded that dioxin emissions could be minimized by optimizing boiler combustion, using hotter-burning alternative fuels and monitoring precipitator and stack temperatures.

      From 1995 to 2002, B.C.'s coastal pulp and paper industry reduced power boiler dioxin air emissions by 68 per cent, from 10.5 grams per year to 3.4 grams per year. NorskeCanada played a major part in that effort, building a new boiler in Powell River, upgrading an existing boiler in Port Alberni, upgrading air emission controls in Crofton and installing a wet electrostatic precipitator at Elk Falls.

      Work to further reduce these emissions continues. Port Alberni, for example, installed a new truck scale in 2004 to allow increased direct log deliveries from the forest to the mill. Delivering logs by truck - a step NorskeCanada has also taken with some of the companies that chip pulp logs on its behalf - avoids ocean storage and absorbed sea salt content, which contributes to power boiler dioxin formation. The mill is also studying the cost/feasibility of modifying its power boiler to reduce flue gas temperature, reduce dioxin formation and improve energy efficiency.

      At Elk Falls, the company is exploring commercially feasible methods of washing hog fuel to remove sea salt before combustion.

      All NorskeCanada mills comply with federal dioxin emissions standards that come into force in 2006.

     In 2004, NorskeCanada became a charter member of The Climate Group, an organization of global leaders who have acted early to reduce greenhouse gas emissions.

                                   [PICTURE]

                                      [33]

AIR EMISSIONS

                                            2000       2001      2002        2003       2004
Crofton
Total GHGs as kg CO(2e)/year (3,4)        248,000    318,000    236,741     187,677    153,407
Total GHGs as kg CO(2e)/adt (3,4)             340        490        303         255        196
Particulate matter kg/day (5)               2,244      1,494      1,205       1,050      1,235
Particulate matter kg/adt (5)                1.13       0.77       0.60        0.50       0.58
TRS kg/day (8)                                588        322        219         205        209
TRS kg/adt (8)                              0.452      0.259      0.181       0.179      0.175
Power Boiler dioxin ng/m (3) TEQ (6,7)      0.132      0.089      0.091       0.290       0.32
Ambient TRS % compliance A
    level 24 hr average (1)                  90.7       91.1       94.8        89.8       97.8
Ambient PM(10) % compliance A level (2)      99.8       99.9        100         100        100
                                          -------    -------    -------     -------    -------
Elk Falls
Total GHGs as kg CO(2e)/year (3,4)        263,133    266,434    238,742     287,636    204,096
Total GHGs as kg CO(2e)/adt (3,4)             340        370        322         351        254
Particulate matter kg/day (5)                1805       1917       2266        1748       1569
Particulate matter kg/adt (5)                0.79       0.86       0.99        0.78       0.71
TRS kg/day (8)                                307        201        267         227        208
TRS kg/adt (8)                               0.33       0.21       0.23        0.20       0.28
Power Boiler dioxin ng/m (3) TEQ (6,7)                  0.11      0.168       0.054      0.047
Ambient TRS % compliance A
    level 24 hr average (1)                 99.95      99.99         99%         69%      97.3
Ambient PM(10) % compliance A level (2)       100        100        100%        100%      99.2
                                          -------    -------    -------     -------    -------
Port Alberni
Total GHGs as kg CO(2e)/year (3,4)         95,203     95,000     63,293      66,268     61,231
Total GHGs as kg CO(2e)/adt (3,4)             270        256        178         155        139
Particulate matter kg/day (5)                 329        250        123         121        215
Particulate matter kg/adt (5)                0.26       0.22      0.122       0.097       0.18
TRS kg/day (8)                                N/A        N/A        N/A         N/A        N/A
TRS kg/adt (8)                                N/A        N/A        N/A         N/A        N/A
Power Boiler dioxin ng/m (3) TEQ (6,7)       0.27       0.24       0.12      0.1675       0.17
Ambient TRS % compliance A
    level 24 hr average (1)                   N/A        N/A        N/A         N/A        N/A
Ambient PM10 % compliance A level (2)         100        100        100         100        100
                                          -------    -------    -------     -------    -------
Powell River
Total GHGs as kg CO(2e)/year (3,4)         71,450     79,393     11,609      23,134     33,023
Total GHGs as kg CO(2e)/adt (3,4)           134.2      157.3       27.1        50.5       77.5
Particulate matter kg/day (5)               1,564        822       75.1         2.7       22.8
Particulate matter kg/adt (5)                0.97       0.39       0.06        0.01       0.02
TRS kg/day (8)                                284       38.5        N/A         N/A        N/A
TRS kg/adt (8)                               0.53       0.08        N/A         N/A        N/A
Power Boiler dioxin ng/m (3) TEQ (6,7)      0.082      0.045      0.016       0.057      0.022
Ambient TRS % compliance A
    level 24 hr average (1)                 99.92      99.89      99.99       99.95        100
Ambient PM(10) % compliance A level (2)       100        100        100         100        100
                                          -------    -------    -------     -------    -------
Paper Recycling Division
Total GHGs as kg CO(2e)/year (3,4)          9,315      9,096      7,534       7,606      7,048
Total GHGs as kg CO(2e)/adt (3,4)              65         70         67          56         47
Particulate matter kg/day (5)              1478.3     1217.8       95.3       103.0       93.8
Particulate matter kg/adt (5)                 3.8        3.4        0.3         0.3        0.2
TRS kg/day (8)                                N/A        N/A        N/A         N/A        N/A
TRS kg/adt (8)                                N/A        N/A        N/A         N/A        N/A
Power Boiler dioxin ng/m (3) TEQ (6,7)        N/A        N/A        N/A         N/A        N/A
Ambient TRS % compliance A
    level 24 hr average (1)                   N/A        N/A        N/A         N/A        N/A
Ambient PM(10) % compliance A level (2)       N/A        N/A        N/A         N/A        N/A
                                          -------    -------    -------     -------    -------

Notes 1-8 refer to paage 36.

                                      [34]

Air Emissions

[LINE GRAPHS]

>permit limits

                     GHGs         Particulate     TRS
                (kg CO(2e)/ADt)     (kg/day)    (kg/day)
Crofton
2000                 340             2,244          588
2001                 490             1,494        322.2
2002                 303             1,205        218.6
2003                 255             1,050        205.0
2004                 196             1,235          209

>permit limits

                     GHGs           Particulate     TRS
                 (kg CO(2e)/ADt)     (kg/day)     (kg/day)
Elk Falls
2000                    340             1805         307
2001                    370             1917         201
2002                    322             2266         267
2003                    351             1748         227
2004                    254             1569         208

>permit limits

                     GHGs            Particulate
                 (kg CO(2e)/ADt)     (kg/day)
Port Alberni
2000                  270                 329
2001                  256                 250
2002                  178                 123
2003                  155                 121
2004                  139                 215

>permit limits

                     GHGs           Particulate     TRS
                 (kg CO(2e)/ADt)     (kg/day)     (kg/day)
Powell River
2000                 134.2             1.564        28.4
2001                 157.3               822
2002                 27.1               75.1
2003                 50.5                2.7
2004                 77.5               22.8        38.5

>permit limits

                      GHGs           Particulate
                  (kg CO(2e)/ADt)     (kg/day)
Paper Recycling
Division
2000                   66              1478.3
2001                   70              1217.8
2002                   67                95.3
2003                   56               103.0
2004                   47                93.8

                                      [35]

Air Emissions

[LINE GRAPHS]

>permit limits

                Power Boiler Dioxin     Ambient TRS     Ambient Particulate
                  (ng TEQ/m(3))       (% compliance)      (% compliance)
Crofton
2000                   0.132               90.7                99.8
2001                   0.089               91.1                99.9
2002                   0.091               94.8                 100
2003                   0.290               89.8                 100
2004                    0.32               97.8                 100

>permit limits

                Power Boiler Dioxin     Ambient TRS     Ambient Particulate
                  (ng TEQ/m(3))       (% compliance)      (% compliance)
Elk Falls
2000                    0.11               99.95                100
2001                   0.168               99.99                100
2002                   0.054                  99                100
2003                   0.047                  69(*)                100
2004                                        97.3               99.2

>permit limits

                Power Boiler Dioxin       Ambient TRS      Ambient Particulate
                  (ng TEQ/m(3))         (% compliance)        (% compliance)
Port Alberni
2000                    0.27            * Low result              100
2001                    0.24           because of meter           100
2002                    0.12          calibration issues.         100
2003                  0.1675          The meter has since         100
2004                    0.17            been replaced.            100

>permit limits

                Power Boiler Dioxin     Ambient TRS     Ambient Particulate
                  (ng TEQ/m(3))       (% compliance)      (% compliance)
Powell River
2000                    0.082               99.92                100
2001                    0.045               99.89                100
2002                    0.016               99.99                100
2003                    0.057               99.95                100
2004                    0.022                 100                100

(1) A Level TRS: British Columbia's `A' level ambient odour objective is 2 parts per billion average or less over a 24 hour day. Percentage compliance with this objective is a measure of the percentage of days in the year in which the daily average was at or below 2 parts per billion.

(2) Ambient PM(10): a measure of ambient levels of fine particulate of less than or equal to 10 microns in size. B.C.'s A Level PM(10) objective is 50 micrograms per cubic metre.

(3) CO(2e): is the effective greenhouse gas emission expressed as equivalent tonnes of carbon dioxide. Some greenhouse gases have a stronger warming effect than others and the CO(2e) measure provides an appropriate comparison of the warming effects of every greenhouse gas.

(4) Greenhouse Gases (GHG): a group of gases that contribute to changes in the planet's atmosphere, trapping heat from radiating out into space and causing an increase in global temperatures. Carbon dioxide is the greenhouse gas mostly produced from combustion of fossil fuels.

(5) Particulate Matter: small particles originating from stack emissions or other sources like chip piles.

(6) Power Boiler: large burner designed to burn woodwaste from sawmills to generate electricity and steam for the mill operations.

(7) Power Boiler Dioxins: low levels of chlorinated compounds produced by the combustion of sea salt laden woodwaste. Power boiler dioxins are expressed as dioxin equivalent units (TEQ).

(8) TRS - Total Reduced Sulphur Gases: gases which have the characteristic smell of rotten eggs and cabbage that are emitted from kraft pulp mill operations and effluent treatment systems.

                                      [36]

Protecting our water

NorskeCanada's mills produce waste water through pulp and paper processes, storm water systems, cooling water and in some cases sanitary sewers.

      Before it is discharged, the quality of this waste water is improved by primary and secondary effluent treatment systems. Primary treatment reduces solids through settling, while secondary treatment uses micro-organisms to reduce the effluent's biochemical oxygen demand and toxicity.

      All company operations - except the Paper Recycling Division, which uses the municipal sewer system - discharge treated waste water into local water bodies.

Recent advances in water treatment and protection:

-- Crofton helped initiate a water management plan with local planners, First Nations, environmental groups, regulators and special interest groups. The initiative will review the role the Cowichan River plays in the community and the pressure recent droughts and floods have placed on it. The mill has also upgraded its waste water treatment plant's recycle piping to stainless steel, installed a prototype bio-filter at its clarifier to treat total reduced sulphur gases and improved site storm water collection by diverting clean water from a forested area.

-- Lower total water use will allow Elk Falls to simplify its secondary effluent treatment plant. We are planning to reduce equipment in 2005.

-- The Paper Recycling Division is conducting tests to determine what can be done to reduce or remove stickies (adhesive-type contaminants) from effluent water. Once this problem is solved, the facility will be able to re-use the water, decreasing the amount of fresh water it requires.

-- Port Alberni joined local stakeholders and government agencies to prepare a plan to protect and enhance environmentally sensitive areas in the Somass River estuary. The mill has also installed a new storm water collection and pump system for its wood yard to eliminate discharge into the Alberni Inlet and is replacing a culvert road crossing over Dry Creek with a clear span bridge

Environmental effects monitoring programs

To monitor the potential effects of waste water discharges into the marine environment, the company conducts studies that satisfy federal environmental effects monitoring (EEM) requirements.

      EEM studies are done in iterative, three-year cycles and assess fish or shellfish health, local invertebrate communities, concentrations of contaminants in fish and shellfish tissues and the chronic toxicity of effluent.

      We undertake additional annual monitoring of chlorinated dioxin and furan levels in sediment and crabs near Crofton and Elk Falls; similar monitoring at Port Alberni and Powell River was halted in the late 1990s because dioxin/ furan levels in crabs near those mills were consistently below Health Canada guidelines.

      Results of these studies for each mill are available on our website.

(1) AOX - Adsorbable Organic Halides: a measure of the amount of chlorine bound to an organic substance. Occurs in kraft operations in the bleaching process.

(2) BOD - Biochemical Oxygen Demand: a measure of the amount of oxygen used during biodegradation of dissolved materials in effluents over a five-day period.

(3) Dioxins And Furans: specific chlorine-containing compounds that have been detected in trace amounts in pulp and paper facility emissions, 2378 TCDD & 2378 TCDF denote specific dioxin and furan substances. A non-detection result is noted as ND.

(4) Trout Toxicity: a standard test that exposes juvenile rainbow trout to liquid substances for 96 hours. If less than 50% of the fish die, the substance is considered non-toxic.

(5) TSS - Total Suspended Solids: filterable solids remaining in the treated mill water before discharge into the receiving environment.

      ND non-detectable - test result was below 2 parts per quadrillion

                                      [37]

EFFLUENT

                                   2000      2001     2002      2003     2004
                                 --------  --------  -------  --------  -------
CROFTON
TSS kg/day (5)                      2500      3000      3400     3400     3674
TSS kg/adt (5)                       1.3       1.9       1.8      1.6      1.8
BOD kg/day (2)                      1200      1400      1360     1600     1566
BOD kg/adt (2)                      0.62      0.79       0.7     0.76     0.76
AOX kg/day (1)                       390       341       369      372      422
AOX kg/adt (1)                      0.38      0.35      0.36     0.34     0.33
2378TCDD ppq (3)                      ND        ND        ND       ND       ND
2378TCDF ppq (3)                      ND        ND        ND       ND       ND
Trout toxicity % compliance (4)      100       100       100      100       94
                                 -------   -------   -------  -------   ------

Elk Falls
TSS kg/day (5)                      7900      6500      5239     4631     4965
TSS kg/adt (5)                      3.45      2.92      2.43     2.06     2.26
BOD kg/day (2)                      4500      3400      3437     4978     4269
BOD kg/adt (2)                      1.96      1.53      1.59     2.21     1.94
AOX kg/day (1)                       442       371       403      359      231
AOX kg/adt (1)                      0.58      0.49      0.59     0.45     0.37
2378TCDD ppq (3)                      ND        ND        ND       ND       ND
2378TCDF ppq (3)                     5.1       5.3        20       13       27
Trout toxicity % compliance (4)       83        92       100      100       94
                                 -------   -------   -------  -------   ------

Port Alberni
TSS kg/day (5)                      1010       660       630      790     1060
TSS kg/adt (5)                      0.86      0.55      0.65     0.70     0.91
BOD kg/day (2)                       560       500       460      550      700
BOD kg/adt (2)                      0.48      0.42      0.47     0.48      0.6
AOX kg/day (1)                       N/A       N/A       N/A      N/A      N/A
AOX kg/adt (1)                       N/A       N/A       N/A      N/A      N/A
2378TCDD ppq (3)                     N/A       N/A       N/A      N/A      N/A
2378TCDF ppq (3)                     N/A       N/A       N/A      N/A      N/A
Trout toxicity % compliance (4)      100       100       100      100      100
                                 -------   -------   -------  -------   ------

Powell River
Effluent Flow, m(3)/d            176,860   166,320   121,310  112,666   116,60
TSS kg/day (5)                      3793      3400       400      900     2100
TSS kg/adt (5)                      2.18      2.00      0.20     0.50     1.50
BOD kg/day (2)                       948      1200       180      300      700
BOD kg/adt (2)                      0.55      0.70      0.10     0.20      0.5
AOX kg/day (1)                       223       200       N/A      N/A      N/A
AOX kg/adt (1)                      0.38      0.34       N/A      N/A      N/A
2378TCDD ppq (3)                      ND        ND       N/A      N/A      N/A
2378TCDF ppq (3)                      ND        ND       N/A      N/A      N/A
Trout toxicity % compliance (4)      100       100       100      100      100
                                 -------   -------   -------  -------   ------

Paper Recycling Division
TSS kg/day (5)                       329       364       296      470      387
TSS kg/adt (5)                      0.83      1.02      0.95     1.25     0.96
BOD kg/day (2)                       363       472       640      702      467
BOD kg/adt (2)                      0.92      1.31      2.04     1.90     1.15
AOX kg/day (1)                       N/A       N/A       N/A      N/A      N/A
AOX kg/adt (1)                       N/A       N/A       N/A      N/A      N/A
2378TCDD ppq (3)                     N/A       N/A       N/A      N/A      N/A
2378TCDF ppq (3)                     N/A       N/A       N/A      N/A      N/A
Trout toxicity % compliance (4)      100       100       100      100      100
                                 -------   -------   -------  -------   ------

Notes 1-5 refer to paage 37.

                                      [38]

Effluent

[LINE GRAPHS]

> Permit limits

                 BOD (kg/day)  TSS (kg/day)  AOX (kg/day)
                 ------------  ------------  ------------
Crofton
2000                1200           2500          390
2001                1400           3000          341
2002                1360           3400          369
2003                1600           3400          372
2004                1566           3674          422

> Permit limits

                 BOD (kg/day)  TSS (kg/day)  AOX (kg/day)
                 ------------  ------------  ------------
Elk Falls
2000                4500          7900           442
2001                3400          6500           371
2002                3437          5239           403
2003                4978          4631           359
2004                4269          4965           231

> Permit limits

                 BOD (kg/day)  TSS (kg/day)
                 ------------  ------------
Port Alberni
2000                  560          1010
2001                  500           660
2002                  460           630
2003                  550           790
2004                  700          1060

> Permit limits

                 BOD (kg/day)  TSS (kg/day)  AOX (kg/day)
                 ------------  ------------  ------------
Powell River
2000                 948          3793            223
2001                1200          3400            200
2002                 180           400
2003                 300           900
2004                 700          2100

> Permit limits

                 BOD (kg/day)  TSS (kg/day)
                 ------------  ------------
Paper
Recycling
Division
2000                  363          329
2001                  472          364
2002                  640          296
2003                  702          470
2004                  467          387

                                      [39]

Water and energy use

Reducing water consumption

Reducing water consumption protects rivers and ecosystems by leaving more water for natural processes. In recent years, NorskeCanada has reduced water consumption significantly - down an average of six per cent in 2003 and another three per cent in 2004.

-- Crofton reduced water use by four per cent in 2003 and 12 per cent in 2004. The mill plans to reduce water use by another five per cent in 2005.

-- Elk Falls reduced water use by six per cent in 2003 and 10 per cent in 2004. The mill plans to further reduce water use to 155,000 cubic metres per day in 2005.

-- The Paper Recycling Division reduced water use and effluent discharge by three per cent in 2003, but could not meet its targeted five per cent decrease in 2004 when it stopped reusing effluent water to address quality issues.

-- While Port Alberni has had limited success in reducing water use, it has mapped its water system and identified and corrected some deficiencies in warm water use. The mill expects better results in 2005 when one paper machine and the mill's remaining hydraulic debarker shut down.

-- Powell River will reuse warm water from its steam turbine condenser, reducing water use and recovering energy.

Reducing energy consumption

Energy consumption and water use are directly linked because most water that comes into our mills is heated. Since each incremental unit of energy used is typically generated by burning fossil fuel, initiatives to reduce consumption by focusing on production efficiency reduce operating costs, decrease fossil fuel use and reduce greenhouse gas emissions.

      One example is Port Alberni Division, where conservation projects have reduced the mill's reliance on purchased power. These projects include upgrading the mill's turbogenerator, installing a variable-speed drive on the water supply pump and installing remote controls on lagoon aerators. The mill is also looking at ways to reduce paper machine vacuum pump energy use, and has implemented a method of recovering energy when its boiler is in its "hot" standby mode.

      These and other projects have helped the company cut its use of fossil fuels by more than 20 per cent since 2002.

      As much as possible, the company uses "renewable energy" in the form of hog fuel (bark and other wood waste). In 2004, the company's mills produced about 65 megawatts of power on average in this manner. Burning hog fuel has advantages over using fossil fuels, as it is a renewable source of energy and is considered carbon-neutral (no net gain of carbon dioxide created by burning). In 2005, the company plans to work with TerraChoice to pursue EcoLogo certification under Environment Canada's Environmental Choice Program for its internal power production

                                NorskeCanada has
                           reduced water consumption
                       significantly - down an average of
                            six per cent in 2003 and
                             another three per cent
                                    in 2004.

                                    [PICTURE]

                                      [40]

Water and energy use

                                     2OOO           2OO1            2OO2             2003           2004
                                -------------   -------------   -------------   -------------   -------------
Crofton

Water use m(3)/adt                       87.3            80.1            77.8            73.7            66.4
Fuel Energy Use GJ                 19,646,804      17,683,750      18,630,122      17,116,051      17,465,973
Fuel Energy Intensity GJ/ADt            26.86           27.01           23.81           23.21           22.36
Electricity Use MWh                                                 1,143,718       1,132,266       1,272,867
Electricity Intensity MWh/ADt                                            1.47            1.48            1.63
                                -------------   -------------   -------------   -------------   -------------
Elk Falls

Water use m(3)/adt                         85              83              80              79              73
Fuel Energy Use GJ                 20,343,886      18,771,821      18,928,898      18,126,460      14,140,120
Fuel Energy Intensity GJ/ADt            26.07           25.79           25.52           22.11           17.63
Electricity Use MWh                                                 1,387,660       1,538,793       1,609,245
Electricity Intensity MWh/ADt                                            1.76            1.87            1.84
                                -------------   -------------   -------------   -------------   -------------
Port Alberni

Water use m(3)/adt                        111             107           121.5           101.3            99.4
Fuel Energy Use GJ                  7,592,407       6,156,108       6,096,833       6,712,225       7,041,370
Fuel Energy Intensity GJ/ADt            17.84           16.04           17.16           15.67           15.93
Electricity Use MWh                                                   837,098         953,860         979.781
Electricity Intensity MWh/ADt                                            2.36            2.30            2.29
                                -------------   -------------   -------------   -------------   -------------
Powell River

Water use m(3)/adt                      120.1            95.2            97.1              91              98
Fuel Energy Use GJ                 13,664,699      12,104,391       6,667,974       6,299,629       6,522,138
Fuel Energy Intensity GJ/ADt            25.67           23.98           15.56           13.75           15.32
Electricity Use MWh                                                 1,123,322       1,197,859       1,215,656
Electricity Intensity MWh/ADt                                            2.71            2.75            2.86
                                -------------   -------------   -------------   -------------   -------------
Paper Recycling Division

Water use m(3)/adt                       11.2            12.1            11.1            10.8            10.6
Fuel Energy Use GJ                    181,484         179,206         152,301         153,437         142,980
Fuel Energy Intensity GJ/ADt             1.26            1.37            1.35            1.14            0.96
Electricity Use MWh                    72,686          69,361          61,300          68,950          73,441
Electricity Intensity MWh/ADt            0.50            0.53            0.54            0.51            0.50

GJ - Gigajoules
ADt - Air-dried tonnes
MWh - Megawatt-hours

                                      [41]

Water and energy use

[LINE GRAPHS]

                                 Fuel Energy Use
          Water Use (m(3)/ADt)   GJ
          --------------------   ---------------
Crofton
2000              87.3              19,646,804
2001              80.1              17,683,750
2002              77.8              18,630,122
2003              73.7              17,116,051
2004              66.4              17,465,973

                                   Fuel Energy Use
            Water Use (m(3)/ADt)   GJ
            --------------------   ---------------
Elk Falls
2000                85             20,343,886
2001                83             18,771,821
2002                80             18,928,898
2003                79             18,126,460
2004                73             14,140,120

                                      Fuel Energy Use
               Water Use (m(3)/ADt)   GJ
               --------------------   ---------------
Port Alberni
2000                   111              7,592,407
2001                   107              6,156,108
2002                 121.5              6,096,833
2003                 101.3              6,712,225
2004                  99.4              7,041,370


                                       Fuel Energy Use
                Water Use (m(3)/ADt)   GJ
                --------------------   ---------------
Powell River
2000                    120.1            13,664,699
2001                     95.2            12,104,391
2002                     97.1             6,667,974
2003                       91             6,299,629
2004                       98             6,522,138


                                     Fuel Energy Use
              Water Use (m(3)/ADt)   GJ
              --------------------   ---------------
Paper
Recycling
Division
2000                  11.2              181,484
2001                  12.1              179,206
2002                  11.1              152,301
2003                  10.8              153,437
2004                  10.6              142,980

                                          [42]

[LINE GRAPHS]

Fuel Energy Intensity    Electricity Use    Electricity Intensity
GJ/ADt                   MWh                MWh/ADt
---------------------    ---------------    ---------------------
       26.86                 1,143,718             1.47
       27.01                 1,132,266             1.48
       23.81                 1,272,867             1.63
       23.21
       22.36

Fuel Energy Intensity    Electricity Use    Electricity Intensity
GJ/ADt                   MWh                MWh/ADt
---------------------    ---------------    ---------------------
       26.07                 1,387,660             1.76
       25.79                 1,538,793             1.87
       25.52                 1,609,245             1.84
       22.11
       17.63

Fuel Energy Intensity    Electricity Use    Electricity Intensity
GJ/ADt                   MWh                MWh/ADt
---------------------    ---------------    ---------------------
       17.84                 837,098               2.36
       16.04                 953,860               2.30
       17.16                 979,781               2.29
       15.67
       15.93

Fuel Energy Intensity    Electricity Use    Electricity Intensity
GJ/ADt                   MWh                MWh/ADt
---------------------    ---------------    ---------------------
       25.67                 1,123,322            2.71
       23.98                 1,197,859            2.75
       15.56                 1,215,656            2.86
       13.75
       15.32

Fuel Energy Intensity    Electricity Use    Electricity Intensity
GJ/ADt                   MWh                MWh/ADt
---------------------    ---------------    ---------------------
       1.26                  72,686                0.50
       1.37                  69,361                0.53
       1.35                  61,300                0.54
       1.14                  68,950                0.51
       0.96                  73,441                0.50

                                          [43]

Solid waste and recycling

NorskeCanada continues to reduce solid waste at all operations.

      Typical solid waste materials include boiler wood ash, lime mud from the recausticizing process, sludge from effluent treatment systems and de-inking operations and small amounts of unusable wood refuse. Mills typically recycle solid wastes, including wood, metal, paper, fluorescent lights and oil.

      Most non-recyclable and non-combustible solid wastes are sent to landfills. The company's landfills have at least four years' capacity. Powell River and the Paper Recycling Division use third-party landfills and composting operations.

In 2004, Crofton finished building a 25-year capacity landfill for power boiler wood ash. The mill is also working to improve management of solid wastes by disposing of accumulated woody debris and sludges and improving operations to avoid future generation of such wastes.

-- Elk Falls' landfill was commissioned in 1981 and has lasted more than 10 years beyond its originally expected expansion date because of recycling efforts at the mill and retiring inefficient equipment. In 2005, the mill will apply to expand its existing landfill.

-- The Paper Recycling Division sent 12,000 tonnes of residual sludge to customers for alternative uses instead of landfills in 2004. The plant is testing its residual sludge to determine whether it can be further processed to remove materials such as pigments, allowing it to be recycled into the paper making process.

Paper recycling and recycled content

In 2004, 18.4 per cent of the company's finished products had some recycled content, with the average recycle content of all products at 6.4 per cent. In Canada, about 72 per cent of newsprint products are recovered for recycling; 100 per cent of the products NorskeCanada manufactures are recyclable.

      The company makes efficient use of materials that might otherwise be sent to landfills, including waste wood chips and hog fuels from sawmills and old newspapers and magazines from urban collection systems. Such waste materials from outside the company accounted for 89 per cent of the company's total materials consumed in operations in 2004 (not including water).

      Most of the company's non-waste inputs are materials used as paper fillers and agents used to help with pulping, brightening and bleaching.

Disposing of contaminants

-- Powell River disposed of 676 tonnes of PCB-contaminated soil and containers. The waste was transported to a facility in Quebec where it was safely destroyed using high-temperature thermal treatment.

-- Port Alberni safely removed and disposed of asbestos during demolition of its old kraft mill/recovery boiler areas. The mill also had creosote-contaminated soil incinerated after removing part of an old mill water pipeline.

-- A sampling audit found asbestos in the Paper Recycling Division's mill stores area and the waste paper warehouse's roof membrane. While the asbestos in the roof membrane is fully contained, the asbestos in the mill stores area was safely removed and the mill began removing a rooftop crane that had some asbestos wiring. Working with other mills, the plant developed asbestos awareness procedures and shared them with employees.

                                         [ 44 ]

[LINE GRAPHS]

          Solid waste to landfill
          m(3)/adt
          -----------------------
Crofton
2000            0.05
2001            0.05
2002            0.05
2003            0.06
2004            0.07

          Solid waste to landfill
          m(3)/adt
          -----------------------
Elk Falls
2000            0.28
2001            0.15
2002            0.14
2003            0.09
2004            0.09

               Solid waste to landfill
               m(3)/adt
               -----------------------
Port Alberni
2000                    0.08
2001                   0.069
2002                   0.073
2003                   0.077
2004                   0.061

               Solid waste to landfill
               m(3)/adt
               -----------------------
Powell River
2000                    0.09
2001                    0.08
2002                    0.03
2003                    0.03
2004                    0.03

               Solid waste to landfill
               m(3)/adt
               -----------------------
Paper
Recycling
Division
2000                      na
2001                      na
2002                    0.09
2003                    0.10
2004                    0.15

                                           [45]

Glossary

A Level TRS

British Columbia's 'A' level ambient odour objective is two parts per billion average or less over a 24-hour day. Percentage compliance with this objective is a measure of the percentage of days in the year in which the daily average was at or below two parts per billion.

Alternative Fuels

Non-traditional fuels used to offset fossil fuels and improve combustion conditions in boilers and kilns; examples include landfill methane, tire-derived fuel, coal, clean demolition debris and refuse-derived fuel.

Ambient PM10

Measure of ambient levels of fine particulate of less than or equal to 10 microns. B.C.'s A Level PM10 objective is 50 micrograms per cubic metre.

Ambient TRS

Measure of ambient Total Reduced Sulphur gases.

AOX - Adsorbable Organic Halide

A measure of the amount of chlorine bound to an organic substance; occurs in kraft operations' bleaching process.

Asbestos

Fibrous mineral form of impure magnesium silicate, previously used for fireproofing, electrical insulation, building materials and chemical filters. Inhaling asbestos has been shown to lead to cancer or scarring of the lungs.

Basis Weight

Weight of a standard amount of paper cut to a standard size; measured in grams per square metre or pounds.

Black Liquor

Byproduct of chemical pulping consisting of wood fibre residue, water and chemicals; generally burned to produce energy and steam.

BOD - Biochemical Oxygen Demand

A measure of the amount of oxygen used during biodegradation of effluents over a five-day period.

Calender

Pressing paper between rollers to make it smooth and glossy. Most calenders add gloss, while some create a dull or matte finish.

Caustic

Also known as sodium hydroxide; odourless, corrosive clear or slightly cloudy liquid, one use is to control odour in effluent treatment systems.

Certification

Voluntary process providing objective evidence that forests harvested to manufacture wood and paper products are responsibly managed; a company's performance against objectives and standards is verified by independent, third-party experts.

CO(2e)

The effective greenhouse gas emission expressed as equivalent tonnes of carbon dioxide. Some greenhouse gases have a stronger warming effect than others and the CO(2e) measure provides an appropriate comparison of the warming effects of every greenhouse gas.

Cooling Water

Clean water streams used only for cooling which have little or no contamination.

Creosote

Volatile, heavy, oily liquid obtained by the distillation of coal tar or wood tar and used chiefly as a wood preservative; considered highly toxic and its use has been banned in many countries.

Daphnia Magna Toxicity

Test to measure the toxicity of a chemical compound in water; daphnia magna is also known as a "water flea."

De-inked Pulp

Pulp produced by recycling paper; ink is removed by mechanical and chemical means to produce clean fibers.

Dioxins And Furans

Specific chlorine-containing compounds that have been detected in trace amounts in pulp and paper facility emissions. 2378 TCDD & 2378 TCDF denote specific dioxin and furan substances. A non-detection result is noted as ND.

DNCG - Dilute Non-condensable Gases

Low-concentration odorous gases emitted from the kraft operations.

                                      [46]

Electrostatic Precipitator

Emissions control device typically used on combustion devices like boilers; removes particulate matter from the stack gases.

Environmental Audit

A tool used to evaluate how well the organization, management and equipment are meeting regulations and goals.

Estuary

Wide body of water formed where a river meets the ocean; contains both fresh and salt water.

Fossil Fuel

Hydrocarbon-containing natural resources such as coal, petroleum and natural gas.

Greenhouse Gases (GHG)

A group of gases believed to trap heat from radiating out into space, causing an increase in global temperatures. Carbon dioxide is the greenhouse gas mostly produced from combustion of fossil fuels.

Groundwood Paper

Paper made with pulp produced primarily through mechanical pulping processes.

Hog Fuel

A mixture of bark and other wood waste usually produced by sawmills making solid wood products; burned to produce energy and steam.

Hydrochlorofluorocarbon (HCFC)

Man-made compound used as a refrigerant or propellant and which has been shown to break down the earth's protective ozone layer.

ISO 14001

An international environmental management standard that outlines necessary elements of a management system.

Kyoto Protocol: Agreement under which signatory countries will reduce their greenhouse gas emissions which came into force in February 2005.

Lime Kiln: Rotary furnace used by pulp operations to recycle calcium as part of the liquor recovery process.

Montreal Protocol

International agreement to phase out the production and use of compounds that deplete ozone in the stratosphere.

NOx - Nitrogen Oxides

A group of gases made up of oxygen and nitrogen formed during combustion processes that can be an ingredient in ozone formation and is also a greenhouse gas.

Opacity

A measure of the clarity of the air emissions that approximates the level of particulate in the gases.

Ozone-depleting Substance

Chemicals that react with ozone molecules to destroy them.

Particulate Matter: Small particles originating from stack emissions or other sources like chip piles.

PCB

A specific organic compound containing chlorine that was used widely in electrical equipment as a transformer fluid.

Power Boiler

Large burner designed to burn wood bark from sawmills and generate electricity and steam for the mill operations.

Power Boiler Dioxins

Low levels of chlorinated compounds absorbed into the combusted wood ash that originate from sea salt contained in the waste bark fuel. Power boiler dioxins are expressed as dioxin equivalent units (TEQ).

Precipitated Calcium Carbonate (PCC)

A filler used in paper production to improve paper properties, including brightness, opacity and bulk.

Pulp Logs

Logs that are unsuitable for use in manufacturing lumber because they are too small, too knotty, too twisted or contain rot.

                                      [47]

Recausticizing

Treating chemicals recovered from the chemical pulping process with lime so they can be used again.

Recovery Boiler

Burns byproducts of the chemical pulping process to produce energy and steam and recycles pulping liquors for reuse.

SO(2)

A gas made up of oxygen and sulphur that forms an acid when exposed to water. SO(2) can be an ingredient of acid rain formation.

Solid Waste

Any wastes generated by mills that require landfilling. These include boiler wood ash, lime wastes, waste wood and construction debris.

Stickies

Adhesive contaminants found in recycling newspapers and magazines.

Supplementary Fuels

Fuels such as natural gas or oil that are added to the waste wood burned in power boilers to create better combustion.

Tire-derived Fuel (TDF)

Supplemental fuel made by chipping old tires.

Toxicity

Measure of the degree to which something is toxic - capable of causing injury or death.

Treated Effluent

Water discharged from pulp and paper processes that is cleaned by removing settleable solids and dissolved substances.

Trout Toxicity

Test that exposes juvenile rainbow trout to liquid substances for 96 hours. If less than 50 per cent of the fish die, the substance is considered non-toxic.

TRS -- Total Reduced Sulphur Gases

Gases with the characteristic smell of rotten eggs and cabbage that are emitted from kraft pulp mill operations and effluent treatment systems.

TSS -- Total Suspended Solids

Filterable solids remaining in the treated mill water before discharge into the receiving environment.

UNOX

Effluent treatment system that uses pure oxygen and fertilizers with hundreds of tonnes of microbiological organisms to remove BOD and toxicity.

WLAP -- Ministry Of Water, Land And Air Protection

B.C. provincial regulator responsible for regulating the pulp and paper industry.

Wood Waste

Tree bark, poor quality wood chips, sawdust and other clean wood-based waste products that cannot be converted into solid wood products or pulp and paper products; used as fuel to generate steam and electricity.

                                      [48]

Contact Us

Visit us online at www.norskecanada.com

NorskeCanada
16th Floor, 250 Howe Street
Vancouver, B.C. V6C 3R8
Tel: 604 654-4000

Stuart H. Clugston
Vice-President,
Corporate Affairs and
Social Responsibility

Jesse M. Beaman
Senior Vice-President,
Operations

Environment Contacts

Crofton

Graham Kissack
Director,
Environment and
Environmental
Forum Coordinator
Box 70
Crofton, B.C.
V0R 1R0
Tel: 250 246-6227
Fax: 250 246-6282
graham.kissack
@norskecanada.com

Elk Falls

James Lethbridge
Environmental Engineer
Box 2000
Campbell River, B.C.
V9W 5C9
Tel: 250 287-5390
Fax: 250 287-5689
james.lethbridge
@norskecanada.com

Port Alberni

Larry Cross
Supervisor,
Environment
and Lab Services
4000 Stamp Avenue
Port Alberni, B.C.
V9Y 5J7
Tel: 250 724-7889
Fax: 250 724-7518
larry.cross
@norskecanada.com

Powell River

Drew Kilback
Manager,
Environment
and ISO
6270 Yew Street
Powell River, B.C.
V8A 4K1
Tel: 604 483-2850
Fax: 604 483-2940
drew.kilback
@norskecanada.com

Paper Recycling

Julie Wright
Senior Lab Technologist
1050 United Boulevard
Coquitlam, B.C.
V3C 1B9
Tel: 604 525-5734 x261
Fax: 604 525-7984
julie.wright
@norskecanada.com

(c) 2005 NorskeCanada. All rights reserved. Catalyst, Electrabrite, Electracal, Electracote, Electraprime, Electrasoft, Electrastar, Elk Prime, Marathon and Silverliner are trademarks of NorskeCanada. All other trademarks are property of their respective owners.

This report is printed on Pegasus Smooth and is recyclable.

[NORSKECANADA LOGO]

NORSKECANADA
16th Floor, 250 Howe Street
Vancouver, B.C. V6C 3R8
(604) 654-4000
www.norskecanada.com